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                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-76761


                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED

                       SUPPLEMENT DATED APRIL 12, 2001 TO
                       PROSPECTUS DATED NOVEMBER 22, 2000
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                     DESCRIPTION OF THE PROPERTIES (PAGE 2)

     This section describes properties purchased and leased to:

          - Soloco, LLC;

          - Rave Reviews Cinemas, LLC;

          - The Bon-Ton Department Stores, Inc.;

          - McCoy Workplace Solutions, L.P.;

          - Exodus Communications, Inc.;

          - 24 Hour Fitness, Inc.;

          - Simpson Industries, Inc.;

          - Meridian Automotive Systems, Inc.;

          - Federal Express Corporation; and

          - BLP Group.

     This section also describes the financing of properties leased to:

          - Buffets, Inc.

          - PCS Health Systems, Inc.; and

          - Towne Air Freight, Inc.

     This section also describes the expansion of the retail facility leased to Galyan's Trading Company, Inc., and the assumption of the leases on the properties formerly leased to Ameriserve Food Distribution, Inc.

                             THE OFFERING (PAGE 11)

     This sets forth information on the sale of shares and the issuance of shares to shareholders.
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                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO SOLOCO, LLC

  General

     On December 1, 2000, CPA(R):14 purchased an office facility from Newpark Resources, Inc. The facility is located on approximately three acres of land in Lafayette, Louisiana. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis. The obligations of Soloco, LLC ("Soloco") under the lease are guaranteed by Newpark Resources, Inc., the parent company of Soloco.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to W.P. Carey & Co. LLC ("W.P. Carey") was approximately $3,664,921, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $91,623 to W.P. Carey. W.P. Carey will also receive a deferred fee of approximately $9,162, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Soloco will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease began on December 1, 2000. The initial term of the lease is seventeen years. The lease has two five-year renewal terms at the option of Soloco.

  Rent

     Annual rent under the lease is $367,500, payable quarterly, in advance installments. Additionally, the lease provides that annual rent will be increased beginning the third year of the lease and each year thereafter based on increases in the Consumer Price Index ("CPI"), subject to a cap of 2.5% per annum for each increase.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

  DESCRIPTION OF SOLOCO, LLC

     Newpark Resources, Inc., the parent company of Soloco, is a leading provider of integrated site, environmental and high performance, environmentally safe drilling fluid services to the oil and gas exploration and production industry. For the year ended December 31, 1999, Newpark Resources, Inc. reported net revenue of approximately $200,500,000, net loss of approximately $68,655,000, total assets of approximately $450,541,000 and shareholder's equity of approximately $186,339,000.

PROPERTY LEASED TO RAVE REVIEWS CINEMAS, LLC

  General

     On December 7, 2000, CPA(R):14 purchased from Rave Reviews Cinemas, LLC ("Rave"), parcels of land in Pensacola Florida, and Port St. Lucie, Florida, upon which CPA(R):14 is constructing two build-to suit, stadium-seated, megaplex theaters. The tenants are Rave Motion Pictures Pensacola LLC ("Rave Pensa-

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cola"), and Rave Motion Pictures Port St. Lucie LLC ("Rave Port St. Lucie"). The
obligations under the respective leases are guaranteed by Rave, the parent company. The cost of the build-to-suit theaters, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the properties, including construction costs and the acquisition fee payable to W.P. Carey, is expected to amount to approximately $12,519,309. Based on the cost of acquiring the parcels, CPA(R):14 paid an acquisition fee of approximately $312,983 to W.P. Carey. W.P. Carey will also receive a deferred fee of approximately $31,298, payable each of the next eight years subject to certain subordination provisions.

  DESCRIPTION OF THE LEASES

  General

     The leases are absolutely net and bondable and in normal financeable form. Rave Pensacola and Rave Port St. Lucie will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the leases for these build-to-suit theaters will commence from the earlier of July 31, 2001, for the Pensacola theater and August 31, 2001, for the Port St. Lucie theater, or the completion of the theaters. The initial term of the leases is twenty years. Each lease has two ten-year renewal terms at the option of the lessee.

  Rent

     Monthly rent under the leases for these build-to-suit theaters is a percentage of the amount advanced by CPA(R):14 for construction costs. If the entire $12,519,309 is funded, annual rent for both leases will initially be $1,404,825, payable quarterly, in advance installments. Additionally, the leases provide that annual rent will be increased by the CPI every two years.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

  DESCRIPTION OF RAVE REVIEWS CINEMAS, LLC

     Rave is a new theater operator whose management team has extensive experience in the movie theater industry. Rave plans to develop megaplex theaters in markets where no other stadium theater competition exists.

PROPERTY LEASED TO THE BON-TON DEPARTMENT STORES, INC.

  General

     On December 27, 2000, CPA(R):14 purchased two facilities, a retail store and distribution center, from The Bon-Ton Department Stores, Inc. ("Bon Ton") in York, Pennsylvania. The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis. The obligations of Bon-Ton under the lease are guaranteed by The Bon-Ton Stores, Inc., the parent company of Bon-Ton.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey was approximately $12,041,884, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $301,047 to W.P. Carey. W.P. Carey will also receive a deferred fee of $30,105 payable each of the next eight years, subject to certain subordination provisions.

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  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Bon-Ton will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease began on December 27, 2000. The initial term of the lease is twenty years. The lease has six five-year renewal terms at the option of Bon-Ton.

  Rent

     Annual rent under the lease is $1,259,250, payable quarterly, in advance installments. Additionally, the lease provides that annual rent will be increased every two years based on increases in the CPI, subject to a cap of 3% for any increase.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

  DESCRIPTION OF THE BON-TON DEPARTMENT STORES, INC.

     Bon-Ton is a regional department store chain headquartered in York, Pennsylvania. The company has 73 department stores primarily located in Pennsylvania, New York, Maryland, West Virginia, New Jersey and Connecticut. For the year ended January 29, 2000, Bon-Ton Stores, Inc. reported net revenue of approximately $713,614,000, net income of approximately $9,715,000, total assets of approximately $417,492,000 and shareholder's equity of approximately $190,691,000.

PROPERTY LEASED TO MCCOY WORKPLACE SOLUTIONS, L.P.

  General

     On December 27, 2000, CPA(R):14 purchased a 90% interest in a manufacturing facility from Billip, Inc. (Billip retained the remaining 10% interest). The facility is located in Houston, Texas. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to W.P. Carey was $5,599,356, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $139,983 to W.P. Carey. W.P. Carey will also receive a deferred fee of $13,998, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. McCoy Workplace Solutions, L.P. ("McCoy"), will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease began on December 27, 2000. The initial term of the lease is seventeen years. The lease has one five- or ten-year renewal term at the option of McCoy.

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  Rent

     Annual rent under the lease is $520,800, payable monthly, in advance installments.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 obtained mortgage financing for the facilities in the amount of $4,200,000 from National Life Insurance Company. The loan has a ten-year term, beginning on February 10, 2001, an interest rate of 8.25% and a 25-year amortization schedule.

  DESCRIPTION OF MCCOY WORKPLACE SOLUTIONS, L.P.

     McCoy is primarily engaged in the sale and installation of commercial office furnishings and floor coverings and the refinishing and reupholstering of furniture, primarily in Southeast Texas and Houston metropolitan area. For the year ended December 31, 1999, McCoy reported net revenue of $32,134,073, net income of $1,897,606, total assets of $37,350,561 and shareholder's equity of $12,225,628.

PROPERTY LEASED TO EXODUS COMMUNICATIONS, INC.

  General

     On December 27, 2000, CPA(R):14 purchased a parcel of land located in Lindon, Utah, upon which CPA(R):14 is constructing a build-to-suit office/research facility. The cost of the build-to-suit facility, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the parcel, including the acquisition fee payable to W.P. Carey, was $2,512,716. Total costs are estimated to be $13,180,792. Based on the cost of acquiring the parcel, CPA(R):14 paid an acquisition fee of approximately $329,520 to W.P. Carey. W.P. Carey will also receive a deferred fee of approximately $32,952, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Exodus Communications, Inc. ("Exodus") will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease on this build-to-suit facility will commence on the date of completion of the build-to-suit facility. The initial term of the lease is fifteen years. At the end of the initial term the lease may be renewed for three additional five-year terms at the option of Exodus.

  Rent

     Monthly rent under the lease for this build-to-suit facility is a percentage of the amount advanced by CPA(R):14 for construction costs. If the entire $13,180,792 is funded, annual rent will initially be $1,754,416, payable quarterly, in advance installments. Additionally, the lease provides that rent will be increased annually by the greater of 2.2% and the increase in the CPI, subject to a cap of 4.2%.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

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  DESCRIPTION OF EXODUS COMMUNICATIONS, INC.

     Exodus is the nation's leading provider of Internet data centers, network services, and managed services for enterprises with web-hosting needs. They provide the infrastructure and connectivity necessary for a business or organization to outsource the design, development, and maintenance of its website. Exodus' largest customers include Yahoo!, Lycos, Virgin, PriceWaterhouseCoopers, U.S. News & World Report, and General Electric International. For the year ended December 31, 1999, Exodus reported net revenue of approximately $44,909,000, net loss of approximately $130,323,000, total assets of approximately $1,742,890,000 and shareholder's equity of approximately $17,615,000.

PROPERTY LEASED TO 24 HOUR FITNESS, INC.

  General

     On December 29, 2000, CPA(R):14 purchased an existing theater facility from AMC Theaters in St. Charles, Missouri, which will be renovated into a fitness center and assumed an existing net lease. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis. The obligations of 24 Hour Fitness, Inc. ("24 Hour") under the lease are guaranteed by Fitness Holdings, Inc., the parent company of 24 Hour.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to W.P. Carey, was approximately $6,570,875, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of approximately $157,069 to W.P. Carey. W.P. Carey will also receive a deferred fee of approximately $15,707, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is modified triple net and bondable and in normal financeable form. 24 Hour will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility with the exception of expenses related to the structure and the roof which will be paid by CPA(R):14. In the opinion of management, the facility is adequately covered by insurance.

  Terms

     The initial term of the lease began on December 15, 2000. The initial term of the lease is twenty years. The lease has three five-year renewal terms at the option of 24 Hour.

  Rent

     Annual rent under the lease is $721,526, payable monthly, in advance installments. Additionally, the lease provides that annual rent will be increased beginning the second year of the lease and every second year thereafter based on increases in the CPI, subject to a cap of 4% for each increase.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 assumed from mortgage financing for the facilities in the amount of approximately $3,800,000 from Greenwich Capital Financial Products, Inc. The loan matures on August 1, 2001 with the entire principal plus interest being due that day and bears an interest rate of the one-month LIBO Rate plus 2.75%.

  DESCRIPTION OF 24 HOUR FITNESS, INC.

     24 Hour Fitness is a subsidiary of Fitness Holdings, Inc. They have merged with Fitness Holdings Europe, Ltd. and Fitness Holdings Asia, Ltd., to form Fitness Holdings Worldwide, Inc. They currently

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operate over 350 fitness centers all over the world, and have approximately 2.5 million members. The company operates two types of facilities: fitness-only facilities, which offer traditional aerobic activities, cardiovascular and weight training equipment, and multi-sport facilities, which offer all the same amenities of the fitness-only facilities, including basketball and volleyball courts, and swimming pools. For the year ended December 31, 1999, Fitness Holdings, Inc. reported net revenue of $87,555,683, net income of $3,842,444, total assets of $144,969,242 and shareholder's deficit of $119,838,437.

PROPERTY LEASED TO SIMPSON INDUSTRIES, INC.

  General

     On December 27, 2000, CPA(R):14 purchased an office facility, located in Plymouth, Michigan, from Simpson Industries, Inc. ("Simpson"). The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis. The obligations of Simpson under the lease are guaranteed by Metaldyne Corporation, the parent of Simpson.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to W.P. Carey, was $10,224,816, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $255,620 to W.P. Carey. W.P. Carey will also receive a deferred fee of approximately $25,562, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Simpson will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease began on December 27, 2000. The initial term of the lease is twenty years. The lease has two ten-year renewal terms at the option of Simpson. A purchase option will be available to Simpson at the end of the lease.

  Rent

     Annual rent under the lease is approximately $1,084,858, payable monthly, in advance installments. Additionally, the lease provides that annual rent will be increased each year based on increases in the CPI.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

  DESCRIPTION OF METALDYNE CORPORATION

     Metaldyne is a fully integrated manufacturer of metal-formed components, castings, assemblies and modules for the automotive and industrial equipment industries. The Company is the result of an industry roll-up of metal forming businesses by Heartland Industries, a Greenwich, CT-based private equity investment firm. For the year ended December 31, 2000, the Company had pro forma revenues gross profit and net income of $1.75 billion, $515.5 million and $161 million respectively. As of December 31, 2000, the Company had assets and shareholders equity of $1.9 billion and $122 million respectively. The Company is currently rated BB- and Ba3 by Standard and Poors and Moody's respectively.

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PROPERTY LEASED TO MERIDIAN AUTOMOTIVE SYSTEMS, INC.

  General

     On November 16, 2000, CPA(R):14 purchased from Meridian Automotive Systems, Inc. ("Meridian") a parcel of land located in Salisbury, North Carolina, upon which CPA(R):14 will construct a build-to-suit manufacturing facility. The parcel of land is approximately 106 acres. The cost of the build-to-suit facility, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight line basis.

  Purchase Terms

     The cost of the parcel, including the acquisition fee payable to W.P. Carey, and estimated costs to complete the project are approximately $7,653,498. Based on the estimated total costs, CPA(R):14 paid an acquisition fee of $191,337 to W.P. Carey. W.P. Carey will receive a deferred fee of approximately $19,133, payable each of the next eight years, subject to certain subordination provisions.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Meridian will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease on this build-to-suit facility will commence from the earlier of July 1, 2001, or the date of completion of the build-to-suit facility. The initial term of the lease is fifteen years. The lease has two ten-year renewal terms at the option of Meridian.

  Rent

     Monthly rent under the lease for this build-to-suit facility is a percentage of the amount advanced by CPA(R):14 for construction costs. If the entire $7,653,498 is funded, annual rent will initially be $804,000 payable quarterly, in advance installments. Additionally, the lease provides for annual rent increases of 2%.

  DESCRIPTION OF MERIDIAN AUTOMOTIVE SYSTEMS, INC.

     Meridian is a leading tier 1 supplier of highly engineered sub-assemblies to automotive and commercial truck original equipment manufacturers in North America and Europe. For the year ended December 31, 1999, Meridian reported net revenue of approximately $71,285,000, net income of approximately $10,367,000, total assets of approximately $432,482,000 and shareholder's equity of approximately $46,609,000.

PROPERTY LEASED TO FEDERAL EXPRESS CORPORATION

  General

     On December 6, 2001, CPA(R):14 purchased a 60% interest in a build-to-suit office facility, and the lease of such facility, from W.P. Carey, an affiliate. The facility is located on approximately 47 acres of land in Collierville, Tennessee. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated over periods between seven and forty years on a straight line basis.

  Purchase Terms

     The cost of CPA(R):14's 60% interest was approximately $44,200,000. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of $1,105,000 to W.P. Carey. W.P. Carey will also receive a deferred fee of $110,500, payable each of the next eight years, subject to certain subordination provisions.

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  DESCRIPTION OF THE LEASE

  General

     The lease is modified triple net and bondable and in normal financeable form. Federal Express Corporation ("Federal Express") will pay maintenance, insurance, taxes and most other expenses associated with the operation and maintenance of the facility. CPA(R):14 and W.P. Carey will be responsible for expenses associated with the roof, structure, gutters, foundation, floor slabs and exterior walls. In the opinion of management, the facility is adequately covered by insurance.

  Term

     A lease term of 20 years began on February 2, 2000. The lease has two ten-year renewable terms at the option of Federal Express.

  Rent

     Annual rent under the lease is currently $6,430,074, payable monthly, in advance installments. Additionally, the lease provides that annual rent will be increased each year based on increases in the CPI, capped at 1.7%.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 is currently seeking mortgage financing for this facility.

  DESCRIPTION OF FEDERAL EXPRESS CORPORATION

     Federal Express is the world's largest express transportation company. For the year ended May 31, 2000, Federal Express reported net revenue of approximately $1,221,074,000 and net income of approximately $688,336,000, total assets of approximately $11,527,111,000 and shareholder's equity of approximately $4,785,243,000.

PROPERTY LEASED TO BLP UK LIMITED

  General

     On December 29, 2000, CPA(R):14 purchased a manufacturing facility from BLP UK Limited ("BLP"). The facility is approximately 227,510 square feet and is located in the town of Doncaster in the county of South Yorkshire, United Kingdom. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis. The obligations of BLP under the lease are guaranteed by BLP Group plc, the parent company of BLP.

  Purchase Terms

     The cost of the facility, including the acquisition fee payable to W.P. Carey, was approximately $8,702,000, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility, CPA(R):14 paid an acquisition fee of approximately $216,736 to W.P. Carey. W.P. Carey will receive a deferred fee of approximately $21,673, payable each of the next eight years, subject to certain subordination provisions. All amounts were paid in British pounds and have been converted to US dollars using the New York Federal Reserve Bank 12 Noon Buying Rate as of December 29, 2000.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely Triple-Net and bondable and in normal financeable form. BLP will pay maintenance, insurance, taxes and all other expenses associate with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

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  Term

     An initial lease term of 30 years began on January 9, 2001.

  Rent

     Annual rent under the lease is approximately $867,393, payable quarterly, in advance installments. Additionally, the lease provides that annual rent will be increased on January 9, 2004 and every three years thereafter at a rate of 3% per annum compounded over the three years immediately prior to the rent increase date. The annual rent is to be paid in British pounds and has been converted to US dollars using the New York Federal Reserve Bank 12 Noon Buying Rate as of December 29, 2000.

  DESCRIPTION OF THE FINANCING

     CPA(R):14 obtained mortgage financing for the facilities in the amount of approximately $5,690,000 from Bristol & West plc. The loan has a 20-year term, beginning on April 9, 2001, an interest rate of the LIBO rate plus 1% and provides for a balloon payment of approximately $3,261,000 at maturity. The loan amount was paid in British pounds and has been converted to US dollars using the New York Federal Reserve Bank 12 Noon Buying Rate as of December 29, 2000.

  DESCRIPTION OF THE BLP GROUP PLC

     BLP Group plc, the parent company of BLP UK Limited, is the United Kingdom's largest manufacturer of wrapped moldings and polyvinyl chloride pressed membrane panels used in kitchen, bathroom and office furniture. For the year ended December 31, 1999, BLP Group plc had net revenue of approximately $16,754,153, net loss of approximately $1,461,109, total assets of approximately $77,906,890 and shareholder's equity of approximately $33,514,290. These amounts have been converted from British pounds to US dollars using the New York Federal Reserve Bank 12 Noon Buying Rate as of December 29, 2000. The financial data has been prepared in accordance with accounting principles generally accepted in the United Kingdom.

FINANCING OF PROPERTY LEASED TO BUFFETS, INC.

     On December 4, 2000, CPA(R):14 obtained financing for the property leased to Buffets, Inc. The amount of the loan is $11,785,000 and was obtained from the American Family Life Insurance Company. The loan has a ten-year term, an interest rate of 8.11% and a 25-year amortization schedule.

FINANCING OF PROPERTY LEASED TO PCS HEALTH SYSTEMS, INC.

     On December 6, 2000, CPA(R):14 obtained financing for the property leased to PCS Health Systems, Inc. The amount of the loan is $24,700,000 and was obtained from the Bank of America, N.A. The loan has a ten-year term, beginning on February 1, 2001, an interest rate of 8% and a 25-year amortization schedule. Advance PCS, Inc. is the guarantor of the lease.

FINANCING OF PROPERTY LEASED TO TOWNE AIR FREIGHT, INC.

     On December 29, 2000, CPA(R):14 obtained financing for the property leased to Towne Air Freight, Inc. The amount of the loan is $4,800,000 and was obtained from Morgan Stanley Dean Witter Mortgage Capital Inc. and Secor Financial. The loan has a ten-year term, an interest rate of 7.7% and a 30-year amortization schedule.

EXPANSION OF FACILITY LEASED TO GALYAN'S TRADING COMPANY INC.

     On December 21, 2000, CPA(R):14 purchased additional facilities in Plainfield, Indiana for the expansion of Galyan's Trading Company Inc. ("Galyans") Distribution center and warehouse there. The cost of the additional facilities, including the acquisition fee payable to W.P. Carey, was approximately $3,981,675, an amount less than the appraised value of the land and facilities. Based on the cost of acquiring the facility,

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CPA(R):14 paid an acquisition fee of $212,041 to W.P. Carey W.P. Carey will also receive a deferred fee of $21,204, payable each of the next eight years, subject to certain subordination provisions. The cost of the additional facilities, excluding the cost attributable to the purchase of the land, will be depreciated over a 40-year period on a straight line basis.

     The term of the lease on Galyan's Plainfield, Indiana, facility and the terms of Galyan's facilities in Leawood, Kansas, and Kennesaw, Georgia, have been extended such that all of the leases expire on December 31, 2020. The annual rent for the Plainfield, Indiana, lease has been increased to account for the additional facilities to $1,170,854, payable monthly, in advance installments.

ASSUMPTION OF AMERISERVE FOOD DISTRIBUTION, INC., LEASES BY MCLANE FOODSERVICE, INC.

     On November 30, 2000, three of the four leases previously held by Ameriserve Food Distribution, Inc., on their Burlington, New Jersey, Manassas, Virginia, and Shawnee, Kansas, facilities were assigned to McLane Foodservice, Inc ("McLane"). The assigned leases are all guaranteed by McLane Company, Inc., McLane's parent.

     McLane, a wholly-owned subsidiary of Wal-Mart Stores, Inc., is a wholesale distributor that sells its merchandise to a variety of retailers, primarily in the convenience store industry. McLane offers a wide variety of grocery and non-grocery products, including perishable and non-perishable items. The non-grocery products consist primarily of tobacco products, general merchandise, health and beauty aids, toys and stationery. For the year ended January 28, 2000, McLane reported total revenue of approximately $14,918,000,000 and total assets of approximately $1,365,00,000.

                                  THE OFFERING

     On January 31, 2001, CPA(R):14 issued 1,025,254 shares to investors in return for approximately $10,240,619 in net proceeds previously held in escrow. As of February 22, 2001, CPA(R):14 had issued a total of 44,105,205 shares in exchange for gross proceeds of approximately $440,440,960.

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